22004264

SEC
Mail Processing
Section
MAR 03 2022
Washington DC
413

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SEC FILE NUMBER
8-66396

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: pHpartners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2208 Lake Austin Blvd.
(No. and Street)

Austin	TX	78703
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Perkins	512-682-5309	Ben@phpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Benjamin Perkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of pHpartners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Benjamin Perkins

Title: Managing Partner

Notary Public

DROC EWING
NOTARY PUBLIC-STATE OF UTAH
COMMISSION EXP. 03/16/2025
COMMISSION NO. 717351

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC COPY

PH Partners, LLC

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

December 31, 2021

PH Partners, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2021

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of pH Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of pH Partners, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of pH Partners, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of pH Partners, LLC's management. Our responsibility is to express an opinion on pH Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to pH Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as pH Partners, LLC's auditor since 2018.

Austin, Texas

February 28, 2022

PH Partners, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Current Assets	
Cash and cash equivalents	$ 1,469,838
Accounts receivable, net	40,000
Related party receivable	2,015
Prepaid expense and other current assets	92,991
	1,604,844
Fixed assets, net	174,777
Other Assets	
Right of use asset, net	90,841
Total assets	**$ 1,870,462**
Liabilities and member's equity	
Current liabilities	
Accounts payable	$ 43,540
Accrued expenses	77,986
Current portion of vehicle finance lease obligations	27,328
Current portion of operating lease obligations	42,846
	191,700
Long term liabilities	
Long term portion of vehicle finance obligations	95,994
Long term portion of operating lease obligations	79,302
	175,296
Total liabilities	366,996
Member's equity	1,503,466
Total liabilities and member's equity	**$ 1,870,462**

The accompanying notes are an integral part of these financial statements.

PH Partners, LLC
Notes to the Financial Statements
December 31, 2021

Note 1 – Nature of Business

PH Partners, LLC (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities. The Company focuses primarily on two types of business: 1) private placements of securities; and 2) other securities business comprised mainly of merger and acquisition (M&A) advisory services.

Note 2 – Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Accounts Receivable

Significant Judgments - Revenue from contracts with customers includes advisory revenue, success fees, and real estate commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Revenue - Advisory revenue fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services. General activities and tasks included within the Company's promise to provide these monthly services include preparing presentations, confidential information memorandums, financial analysis and modeling, and a competitive market analysis. Non-refundable advisory fees are billed and recognized monthly

as these activities are performed over a period of time. As of December 31, 2021, the Company has no open contracts as the advisory revenues are fully earned.

Success Fees - Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fees in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction. Success fee revenues are not recognized until the transaction closes, at a point in time, due to the unforeseeable nature of successfully completing a transaction.

Real Estate Commissions - The Company served as a broker-dealer in 2021 assisting Hamilton Zanze ("HZ") and Cantor Fitzgerald ("CF") in evaluating potential investors and reviewing offering documents. The relationship with HZ provided for a 35 basis points commission on the dollars invested by an evaluated investor. The relationship with CF provided a 4 percent commission on the dollars invested by an evaluated investor. The performance obligation is defined as a successfully completed investment and commission revenues are not recognized until the transaction closes, at a point in time, due to the unforeseeable nature of successfully completing a transaction.

Accounts Receivable - Accounts receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts receivable are recorded at amounts billed to clients less an allowance for doubtful accounts. The Company assesses its receivable balance based on historical loss patterns, aging of the receivables, and assessments of specific identifiable accounts considered at risk or uncollectible. Receivable balances are written off when collection is deemed unlikely. The Company's allowance for doubtful accounts was $0 as of December 31, 2021.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Advertising Costs

The Company's policy for advertising costs is to expense the costs as incurred. The Company had $12,956 in advertising expenses for 2021.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, the Company is

not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2021, the Company did not have any uncertain tax positions

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2021, the Company recorded $14,944 in Texas margin tax expense.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Lease
On January 1, 2020, the Company adopted ASC 842, *Leases*, which requires the Company to recognize right-of-use ("ROU") assets and lease liabilities for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. The Company used the simplified transition method, electing the package of practical expedients which permits the Company to not reassess under the new standard the prior conclusions about lease identification, lease classification and initial and direct costs for leases that commenced prior to January 1, 2020. See Note 8 for further information on leases.

Note 3 – Property and Equipment

Property and equipment consist principally of equipment, computers, furniture, vehicle, and leasehold improvements. Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Furniture and fixtures are depreciated over a period of 5-7 years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the underlying lease. Vehicles are depreciated over five years. Upon disposal, property and

equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Property and equipment consists of the following as of December 31, 2021:

Furniture and fixtures	$ 28,074
Equipment and computers	13,982
Vehicle	150,531
Leasehold improvement	52,830
Subtotal	245,417
Less Accumulated Depreciation	(70,640)
Total	$ 174,777

Depreciation expense for the year ended December 31, 2021 was $36,614.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19
On March 11, 2021, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firms' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2022.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .23 to 1. At December 31, 2021,

the Company had net capital of $1,193,683, which was $1,175,273 in excess of its required net capital of $18,410 on that day.

Note 6 - Concentration

During the year ended December 31, 2021, the Company had 3 customers that represented more than 10% of Company advisory revenue and success fees as listed below.

Customer A	22%
Customer B	18%
Customer C	18%

Note 7 – Paycheck Protection Program ("PPP") Loan

In May 2020, the Company received a PPP loan from the United States Small Business Administration for $81,250, and in February 2021 an additional PPP loan was received in the amount of $80,770. The PPP loans have an interest rate of 1% and are due in 2 years. However, if the Company meets certain criteria related to the use of funds and maintains employment levels, then potentially all of the loan principal and accrued interest will be forgiven and no repayment will be required. These loans were forgiven in March and August 2021, respectively. The Company recognized the forgiveness of the loans as other income during the year ended December 31, 2021.

Note 8 – Leases

Office Lease
In June 2020, the Company entered into a 5-year operating lease. The agreement commenced in March 2020 and the Company recorded a total operating lease liability of $189,194 and $137,343 right-of-use asset, which is net of $52,830 tenant improvement allowance. The Company measures its lease liability at the net present value of the remaining lease payments. The rate implicit in the Company's lease is not readily determinable; therefore, in order to value the Company's lease liability, the Company uses an incremental borrowing rate which reflects the fixed rate at which the Company could borrow a similar amount for the same term, and with similar collateral as in the lease at commencement date. The Company used a rate of 6% to determine the lease liability. The weighted average remaining lease term is 2.6 years.

Rent expense was approximately $52,769 for the year ended December 31, 2021.

At December 31, 2021, the Company has non-cancellable operating lease commitments, excluding variable considerations. The undiscounted annual future minimum lease payments are summarized by year as follows:

2022	$ 49,014
2023	49,895
2024	33,655
Total minimum lease payments	$ 132,564
Less: amounts representing interest	(10,416)
Present value of minimum lease payments	$ 122,148
Current portion of operating lease	(42.846)
Operating lease, long-term	$ 79,302

As of December 31, 2021 the Company's office lease has remaining term of less than 3 years. The lease includes early termination and/or extension options; however, exercise of these options are at the Company's sole discretion. As of December 31, 2021, the Company determined it is not reasonably certain it will exercise the options to extend its lease or terminate early. The lease agreement does not contain any material residual value, guarantees, or materially restrictive covenants and as of December 31, 2021, the Company is not subleasing to any third party.

Vehicle Finance Lease
In March 2021, the Company entered into a 5 year financing lease agreement to purchase a vehicle. The Company recorded a total finance lease liability and asset of $150,531. The Company measures its lease liability at the net present value of the remaining lease payments. In order to value the Company's lease liability, the Company used the implicit rate of 0.90%. The weighted average remaining lease term is 4.16 years. Total payments made on the loan were $27,209 which included interest expense of $1,035.

Future minimum payments under finance lease as of December 31, 2021 are summarized as follows:

2022	$ 28,244
2023	30,811
2024	30,811
2025	30,811
2026	5,135
Total minimum lease payments	$ 125,812
Less: amounts representing interest	(2,490)
Present value of minimum lease payments	$ 123, 322
Current portion of operating lease	(27,328)
Operating lease, long-term	$ 95,994

Note 9 – Related Party Transactions

The Company has an affiliate company, pH Blueprint, which provides strategic advisory services. The two companies entered into a shared consultant agreement in which the companies would share the expense of a third-party consultant equally. The expenses charged to the Company by pH Blueprint for 2021 were $6,400 recognized within the Legal & Professional operating expenses as reported on the Statement of Operations. During 2021, the Company incurred $5,223 of expense on behalf of pH Blueprint. As of December 31, 2021, the Company had been reimbursed $3,208 and the remaining $2,015 is recorded as a receivable from related party on the Statement of Financial Condition.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2022, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. Subsequent to the year end, the Company made distributions to the owner totaling $319,500.